                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             SCHEDULE 13D AMENDMENT

                    Under the Securities Exchange Act of 1934

                             CONE MILLS CORPORATION
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   206814 10 5
                                   -----------
                                 (CUSIP Number)

                            Albert A. Woodward, Esq.
                                Maun & Simon, PLC
                        2000 Midwest Plaza Building West
                                801 Nicollet Mall
                          Minneapolis, Minnesota 55402
                                 (612) 904-7400
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  June 7, 1999
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                     (Cover page continued on next 16 pages)

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons................     MARC H. KOZBERG
I.R.S. Identification Nos. of above persons
(entities only)...............................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a
group (see instructions)                           (a)  / X /

                                                   (b)
--------------------------------------------------------------------------------
(3) SEC use only..............................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)             PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization......     USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power........................   70,000

     (8) Shared voting power......................  250,000

     (9) Sole dispositive power...................   70,000

     (10) Shared dispositive power................  250,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                              320,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions)........
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..........................................  1.3%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons....................   BRUCE E. HENDRY
I.R.S. Identification Nos. of above persons
(entities only)...................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a
group (see instructions)                             (a)  / X /

                                                     (b)
--------------------------------------------------------------------------------
(3) SEC use only..................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)               PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..........   USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power........................   1,122,700

     (8) Shared voting power......................   -0-

     (9) Sole dispositive power...................   1,122,700

     (10) Shared dispositive power................   -0-
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               1,122,700
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11).........................................   4.4%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons...........................   DR. DEMETRE NICOLOFF
I.R.S. Identification Nos. of above persons
(entities only)..........................................
--------------------------------------------------------------------------------
(2) Check the appropriate  box if a member of a
group  (see instructions)                                     (a)    / X /

                                                              (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting
person with:

     (7) Sole voting power................................    151,000

     (8) Shared voting power..............................    250,000

     (9) Sole dispositive power...........................    151,000

     (10) Shared dispositive power........................    250,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                             401,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..................................................    1.6%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   G. JAMES SPINNER
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the appropriate  box if a member of a
group (see instructions)                                      (a)    / X /

                                                              (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................     80,200

     (8) Shared voting power..............................    250,000

     (9) Sole dispositive power...........................     80,200

     (10) Shared dispositive power........................    250,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        330,200
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..................................................    1.3%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   ROBERT H. PAYMAR
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the appropriate  box if a member of a
group (see instructions)                                      (a)    / X /

                                                              (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    150,000

     (8) Shared voting power..............................    250,000

     (9) Sole dispositive power...........................    150,000

     (10) Shared dispositive power........................    250,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        400,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..................................................    1.6%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................  STANLEY I. BARENBAUM
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the appropriate  box if a member of a
group (see instructions)                                      (a)    / X /

                                                              (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    55,000

     (8) Shared voting power..............................    250,000

     (9) Sole dispositive power...........................    55,000

     (10) Shared dispositive power........................    250,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        305,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..................................................    1.2%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------------------------
(1) Names of reporting persons............................    SUMMIT CAPITAL APPRECIATION FUND LP
I.R.S. Identification Nos. of above persons
(entities only)...........................................    41-1822728
-------------------------------------------------------------------------------------------------
(2) Check the appropriate  box if a member of a
group (see instructions)                                      (a)    / X /

                                                              (b)
-------------------------------------------------------------------------------------------------
(3) SEC use only..........................................
-------------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        WC
-------------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    MINNESOTA
-------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    250,000

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    250,000

     (10) Shared dispositive power........................    -0-
-------------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        250,000
-------------------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..................................................    1.0%
-------------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    PN
-------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

---------------------------------------------------------------------------------------------
(1) Names of reporting persons............................    SCA MANAGEMENT PARTNERS, L.L.P.
I.R.S. Identification Nos. of above persons
(entities only)...........................................
---------------------------------------------------------------------------------------------
(2) Check the appropriate  box if a member of a
group (see instructions)                                      (a)    / X /

                                                              (b)
---------------------------------------------------------------------------------------------
(3) SEC use only..........................................
---------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        HC
---------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    MINNESOTA
---------------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    -0-

     (8) Shared voting power..............................    250,000

     (9) Sole dispositive power...........................    -0-

     (10) Shared dispositive power........................    250,000
---------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        250,000
---------------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
---------------------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..................................................    1.0%
---------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    PN
---------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

---------------------------------------------------------------------------------------------------
(1) Names of reporting persons............................    DEEPHAVEN OPPORTUNITY TRADING FUND LP
I.R.S. Identification Nos. of above persons
(entities only)...........................................    (NONE)
---------------------------------------------------------------------------------------------------
(2) Check the appropriate  box if a member of a
group (see instructions)                                      (a)    / X /

                                                              (b)
---------------------------------------------------------------------------------------------------
(3) SEC use only..........................................
---------------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        WC
---------------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    BRITISH VIRGIN ISLANDS
---------------------------------------------------------------------------------------------------
Number of shares beneficially owned by
each reporting person with:

     (7) Sole voting power................................    180,000

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    180,000

     (10) Shared dispositive power........................    -0-
---------------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        180,000
---------------------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
---------------------------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)...............................................    0.7%
---------------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    PN
---------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

-------------------------------------------------------------------------------------------------
(1) Names of reporting persons............................    DEEPHAVEN INVESTMENT ADVISORS, LLC
I.R.S. Identification Nos. of above persons
(entities only)...........................................    41-1903933
-------------------------------------------------------------------------------------------------
(2) Check the appropriate box if a member of
a group (see instructions)                                    (a)    / X /

                                                              (b)
-------------------------------------------------------------------------------------------------
(3) SEC use only..........................................
-------------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        HC
-------------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    DELAWARE
-------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    180,000

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    180,000

     (10) Shared dispositive power........................    -0-
-------------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                             180,000
-------------------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-------------------------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..................................................    0.7%
-------------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    PN
-------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

------------------------------------------------------------------------------------
(1) Names of reporting persons............................    ARBITRADE HOLDINGS LLC
I.R.S. Identification Nos. of above persons
(entities only)...........................................    41-1890776
------------------------------------------------------------------------------------
(2) Check the appropriate  box if a member of a
group (see instructions)                                      (a)    / X /

                                                              (b)
------------------------------------------------------------------------------------
(3) SEC use only..........................................
------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        HC
------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    ILLINOIS
------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    516,500

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    516,500

     (10) Shared dispositive power........................    -0-
------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        516,500
------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..................................................    2.0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................    IRVIN KESSLER
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a
group (see instructions)                                      (a)    / X /

                                                              (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by
each reporting person with:

     (7) Sole voting power................................    -0-

     (8) Shared voting power..............................    516,500

     (9) Sole dispositive power...........................    -0-

     (10) Shared dispositive power........................    516,500
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        516,500
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..................................................    2.0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................    EFRAIM GILDOR
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a
group (see instructions)                                      (a)     / X /

                                                              (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    -0-

     (8) Shared voting power..............................    516,500

     (9) Sole dispositive power...........................    -0-

     (10) Shared dispositive power........................    516,500
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        516,500
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..................................................    2.0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................    PETER HAJAS
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of
a group (see instructions)                                    (a)    / X /

                                                              (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    -0-

     (8) Shared voting power..............................    516,500

     (9) Sole dispositive power...........................    -0-

     (10) Shared dispositive power........................    516,500
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        516,500
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    2.0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................    MARK LYONS
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the appropriate  box if a member of a
group (see instructions)                                      (a)    / X /

                                                              (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    -0-

     (8) Shared voting power..............................    516,500

     (9) Sole dispositive power...........................    -0-

     (10) Shared dispositive power........................    516,500
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        516,500
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..................................................    2.0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................    MERRILL FERGUSON
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the appropriate  box if a member of a
group (see instructions)                                      (a)    / X /

                                                              (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    -0-

     (8) Shared voting power..............................    516,500

     (9) Sole dispositive power...........................    -0-

     (10) Shared dispositive power........................    516,500
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        516,500
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11)..................................................    2.0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the voting Common Stock, par value $.10 of Cone Mills Corporation (the "Issuer"), a North Carolina corporation, having its principal place of business at 3101 North Elm Street, Greensboro, North Carolina 27415-6540.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"). There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment.

1.       Marc H. Kozberg
2.       Bruce E. Hendry
3.       James A. Potter
4.       Susan N. Potter
5.       Dr. Demetre Nicoloff
6.       G. James Spinner
7.       Robert H. Paymar
8.       Stanley I. Barenbaum
9.       Summit Capital Appreciation Fund LP
10.      SCA Management Partners, L.L.P.
11.      The Temple Company, L.L.P.
12.      Charmel Limited Partnership
13.      Charmel Enterprises, Inc.
14.      Richard Fitzgerald
15.      Charles Barry
16.      Melanie Barry
17.      Arbitrade LLC
18.      Arbitrade Holdings LLC
19.      Deephaven Opportunity Trading Fund LP
20.      Deephaven Investment Advisors LLC
21.      Irvin Kessler
22.      Efraim Gildor
23.      Peter Hajas
24.      Mark Lyons
25.      Merrill Ferguson

         None of the above-referenced Holders has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, any of the Holders became subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock of the Issuer were purchased by each Holder from available cash resources or working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         See Item 3. The Holders have acquired the Common Stock of the Issuer for investment purposes. The Holders may acquire additional shares of Common Stock of the Issuer and specifically reserve the right to sell all or any portion of the Common Stock if they deem it to be in their best interest. The Holders intend to explore opportunities to enhance shareholder value and to that end intend to explore the retention of an investment banking firm. While the Holders do not have any specific plans respecting extraordinary corporate transactions effecting the Issuer, the sale of its assets, changes in its management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the delisting of the issuer's securities or similar actions, they intend to consider all possibilities of enhancing shareholder value, including but not limited to possible sale of the Issuer, acquisition of the Issuer or acquisition of a controlling interest in the Issuer. The Holders, through Mr. Kozberg and Mr. Hendry, intend to actively monitor the management and business of the Issuer and specifically reserve the right to communicate with management and other shareholders of the Issuer regarding matters of common concern, including consideration of transactions such as those outlined above.

         On May 27, 1999, Marc H. Kozberg, on behalf of the Holders, wrote to John L. Bakane, President of the Issuer, proposing that management consider a transaction whereby shareholders of the Company other than management, the 401K plan of the Company, and the Holders would be offered the opportunity to receive $8.25 in cash for each share of the Issuer's Common Stock. The letter states that a higher offer may be considered if justified by the Holders' due diligence review. The Holders indicated that their financial advisors were highly confident that financing to complete the transaction on acceptable terms could be obtained. The Holders expressed the belief that the transaction would be in the best interests of both the public shareholders and the Company. The proposal contemplated that management would not be changed and that the Board of Directors would consist of an equal number of representatives of management and the Holders. A copy of the correspondence is attached hereto as Exhibit B.

         On June 11, 1999, Dewey L. Trogdon, Chairman of the Issuer, advised Mr. Kozberg that management of the Issuer did not wish to pursue the proposal. Nevertheless, the Holders intend to continue to pursue further discussions with management and may consider other alternatives consistent with their goal of enhancing shareholder value.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of June 11, 1999 by each of the Holders is set forth below:

                                            Number of Shares             Percentage of
                  Name                      of Common Stock            Outstanding Shares
                  ----                      ---------------            ------------------
         Marc H. Kozberg*                        320,000                         1.3%
         Bruce E. Hendry                       1,122,700                         4.4%
         Dr. Demetre Nicoloff*                   401,000                         1.6%
         G. James Spinner*                       330,200                         1.3%
         Robert H. Paymar*                       400,000                         1.6%
         Stanley I. Barenbaum*                   305,000                         1.2%
         James A. Potter**                        30,000                         0.1%
         Susan N. Potter                           4,500               LESS THAN 0.1%
         Summit Capital
            Appreciation Fund LP                 250,000                         1.0%
         SCA Management
            Partners, L.L.P.*                    250,000                         1.0%
         The Temple Company,
            L.L.P.                               135,000                         0.5%
         Charmel Limited Partnership             442,900                         1.7%
         Charmel Enterprises, Inc.^              442,900                         1.7%
         Richard Fitzgerald#                     135,000                         0.5%
         Charles Barry#^                         582,900                         2.3%
         Melanie Barry^                          442,900                         1.7%
         Arbitrade LLC                           336,500                         1.3%
         Arbitrade Holdings LLC+@                516,500                         2.0%
         Deephaven Opportunity
            Trading Fund LP                      180,000                         0.7%
         Deephaven Investment
            Advisors LLC@                        180,000                         0.7%
         Irvin Kessler+@                         516,500                         2.0%
         Efraim Gildor+@                         516,500                         2.0%
         Peter Hajas+@                           516,500                         2.0%
         Mark Lyons+@                            516,500                         2.0%
         Merrill Ferguson+@                      516,500                         2.0%

* Includes 250,000 shares of Common Stock owned by Summit Capital Appreciation Fund LP

** Includes 6,000 shares of Common Stock controlled as custodian f/b/o minor children

#    Includes 135,000 shares of Common Stock owned by The Temple Company, L.L.P.

^    Includes 442,900 shares of Common Stock owned by Charmel Limited
     Partnership

+    Includes 336,500 shares of Common Stock owned by Arbitrade LLC

@ Includes 180,000 shares of Common Stock owned by Deephaven Opportunity Trading Fund LP

         The Holders' response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference. Cover pages have been included in this filing only to the extent a Holder's beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

         According to the Issuer's most recent Form 10-Q filing with the SEC, the Issuer has 25,432,233 shares of Common Stock outstanding. The Holders, as of June 11, 1999, collectively own 3,005,300 shares of the Issuer's Common Stock, constituting approximately 11.7% of all of the outstanding voting Common Stock. Transactions by the Holders in Common Stock of the Issuer not previously reported by the Holders in a Schedule 13D filing relating to the securities of the Issuer are as follows:

                                                          TYPE OF            NUMBER OF            PRICE/
          NAME                      DATE                 TRANSACTION           SHARES              SHARE
          ----                      ----                 -----------         ---------            -------
SCAF                              03/12/99                   Buy                  5,000           4.7500
Demetre Nicoloff                  03/12/99                   Buy                  2,000           4.6366
Demetre Nicoloff                  03/17/99                   Buy                 10,000           4.65625
G. James Spinner                  03/18/99                   Buy                  5,200           4.6875
Demetre Nicoloff                  04/20/99                   Buy                  5,000           5.3250
Stanley I. Barenbaum              05/04/99                   Buy                 19,000           6.0000
Stanley I. Barenbaum              05/05/99                   Buy                 21,000           6.0000
Deephaven Opp Fund                05/06/99                   Buy                 28,500           5.8969
Stanley I. Barenbaum              05/07/99                   Buy                 10,000           5.9463
Stanley I. Barenbaum              05/13/99                   Buy                  5,000           6.0000
The Temple Company                05/26/99                   Buy                  6,000           6.0000
Charmel L. P.                     05/27/99                   Buy                 42,200           6.0880
Charml L. P.                      06/04/99                   Buy                 60,700           6.0401
The Temple Company                06/04/99                   Buy                 25,000           6.0401
Demetre Nicoloff                  06/07/99                   Buy                 12,000           5.8802
Charmel L. P.                     06/07/99                   Buy                 30,000           5.9792
James A. Potter                   06/08/99                   Buy                  2,000           6.1250
Susan N. Potter                   06/08/99                   Buy                  2,000           6.1250
James A. Potter**                 06/08/99                   Buy                  6,000           6.1250
Deephaven Opp Fund                06/10/99                   Buy                 60,000           5.9200
Bruce E. Hendry                   06/11/99                   Buy                 62,000           5.8196

*  Summit Capital Appreciation Fund, LP
** Puchased in custodial account for benefit of minor children

TOTAL PURCHASES                     418,600
TOTAL SALES                             (0)
NET                                 418,600

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Agreement as to joint filing pursuant to Regulation
Section 240.13d-1(f)(1)(iii).

         Exhibit B -- Letter to John L. Bakane from Marc H. Kozberg dated May 27, 1999.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  June 11, 1999

                                             /s/ Bruce E. Hendry
                                           ---------------------------
                                                Bruce E. Hendry

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                              /s/ Mark H. Kozberg
                                           ------------------------------
                                                Marc H. Kozberg


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                               /s Demetre Nicoloff
                                           ------------------------------
                                                Dr. Demetre Nicoloff

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                                  /s/ James Spinner
                                           ------------------------------
                                                   G. James Spinner

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                                /s/ Robert H. Paymar
                                           ------------------------------
                                                  Robert H. Paymar

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                              /s/ Stanley I. Barenbaum
                                           ------------------------------
                                                 Stanley I. Barenbaum

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                               /s/ James A. Potter
                                           ------------------------------
                                                  James A. Potter

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                                /s/ Susan N. Potter
                                           ------------------------------
                                                 Susan N. Potter

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                           SUMMIT CAPITAL APPRECIATION
                                            FUND LP

                                           By:  SCA Management Partners L.L.P.

                                                By:  /s/ Marc H. Kozberg
                                                    --------------------------
                                                    Marc H. Kozberg, a partner

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                           SCA MANAGEMENT PARTNERS, L.L.P.

                                           By:   /s/ Marc H. Kozberg
                                               ---------------------------
                                               Marc H. Kozberg, a partner

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                           THE TEMPLE COMPANY, L.L.P.

                                           By:   /s/ Charles Barry
                                               --------------------------
                                                Charles Barry, a partner

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                             CHARMEL LIMITED PARTNERSHIP

                                             By:  Charmel Enterprises, Inc.

                                                  By:   /s/ Charles Barry
                                                      --------------------------
                                                       Charles Barry, President

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                             CHARMEL ENTERPRISES, INC.

                                             By:   /s/ Charles Barry
                                                 ------------------------
                                                 Charles Barry, President


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                               /s/ Richard Fitgerald
                                           ------------------------------
                                                 Richard Fitzgerald

                                   SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                                /s/ Charles Barry
                                           ------------------------------
                                                  Charles Barry

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                               /s/ Melanie Barry
                                           ------------------------------
                                                Melanie Barry


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                                 ARBITRADE LLC

                                                By:   /s/ Gary Sobczak
                                                    ----------------------
                                                      Gary Sobczak
                                                      Chief Financial Officer



                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                              ARBITRADE HOLDINGS LLC

                                              By:  /s/ Gary Sobczak
                                                 ---------------------------
                                                   Gary Sobczak
                                                   Chief Financial Officer

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                          DEEPHAVEN OPPORTUNITY TRADING
                                               FUND LP

                                          By:  Deephaven Investment Advisors LLC
                                                   Its General Partner

                                          By:      /s/ Gary Sobczak
                                               ---------------------------------
                                                   Gary Sobczak
                                                   Chief Financial Officer

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                           DEEPHAVEN INVESTMENT
                                                   ADVISORS LLC

                                           By:      /s/ Gary Sobczak
                                                 ------------------------------
                                                    Gary Sobczak
                                                    Chief Financial Officer

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                                     /s/ Irvin Kessler
                                                 ------------------------------
                                                       Irvin Kessler

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                                     /s/ Efraim Gildor
                                                 ------------------------------
                                                       Efraim Gildor

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                                      /s/ Peter Hajas
                                                 ------------------------------
                                                       Peter Hajas

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                                       /s/ Mark Lyons
                                                 ------------------------------
                                                         Mark Lyons

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 11, 1999

                                                       /s/ Merrill Ferguson
                                                 ------------------------------
                                                       Merrill Ferguson

                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING

         Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.

                                          /s/ Bruce E. Hendry
                                          ------------------------------
                                          Bruce E. Hendry

                                          /s/ Marc H. Kozberg
                                          ------------------------------
                                          Marc H. Kozberg

                                          /s/ Demetre Nicoloff
                                          ------------------------------
                                          Dr. Demetre Nicoloff

                                          /s/ G. James Spinner
                                          ------------------------------
                                          G. James Spinner

                                          /s/ Robert H. Paymar
                                          ------------------------------
                                          Robert H. Paymar

                                          /s/ Stanley I. Barenbaum
                                          ------------------------------
                                          Stanley I. Barenbaum

                                          /s/ James A. Potter
                                          ------------------------------
                                          James A. Potter

                                          /s/ Susan N. Potter
                                          ------------------------------
                                          Susan N. Potter

                                          SUMMIT CAPITAL APPRECIATION
                                           FUND LP

                                          By:  SCA Management Partners L.L.P.

                                               By:   /s/ Marc H. Kozberg
                                                   ----------------------------
                                                    Marc H. Kozberg, a partner

                                          SCA MANAGEMENT PARTNERS, L.L.P.

                                          By:      /s/ Marc H. Kozberg
                                                 ------------------------------
                                                   Marc H. Kozberg, a partner

                                          THE TEMPLE COMPANY, L.L.P.

                                          By:      /s/ Charles Barry
                                             ------------------------------
                                                   Charles Barry, a partner

                                          CHARMEL LIMITED PARTNERSHIP

                                          By:      Charmel Enterprises, Inc.

                                                   By:      /s/ Charles Barry
                                                        ------------------------
                                                        Charles Barry, President

                                          CHARMEL ENTERPRISES, INC.

                                          By:      /s/ Charles Barry
                                                ------------------------------
                                                   Charles Barry, President

                                                   /s/ Richard Fitzgerald
                                          ------------------------------
                                          Richard Fitzgerald

                                                   /s/ Charles Barry
                                          ------------------------------
                                          Charles Barry

                                                   /s/ Melanie Barry
                                          ------------------------------
                                          Melanie Barry

                                          ARBITRADE LLC

                                          By:      /s/ Gary Sobczak
                                                --------------------------
                                                   Gary Sobczak
                                                   Chief Financial Officer

                                          ARBITRADE HOLDINGS LLC

                                          By:      /s/ Gary Sobczak
                                               --------------------------
                                                   Gary Sobczak
                                                   Chief Financial Officer

                                          DEEPHAVEN OPPORTUNITY TRADING
                                                FUND LP

                                          By:  Deephaven Investment Advisors LLC
                                                  Its General Partner

                                          By:      /s/ Gary Sobczak
                                              ----------------------------
                                                   Gary Sobczak
                                                   Chief Financial Officer

                                          DEEPHAVEN INVESTMENT
                                                   ADVISORS LLC

                                          By:      /s/ Gary Sobczak
                                                ----------------------------
                                                   Gary Sobczak
                                                   Chief Financial Officer

                                                   /s/ Irvin Kessler
                                          ------------------------------
                                          Irvin Kessler

                                                   /s/ Efraim Gildor
                                          ------------------------------
                                          Efraim Gildor

                                                   /s/ Peter Hajas
                                          ------------------------------
                                          Peter Hajas

                                                   /s/ Mark Lyons
                                          ------------------------------
                                          Mark Lyons

                                                   /s/ Merrill Ferguson
                                          ------------------------------
                                          Merrill Ferguson

                                    EXHIBIT B

                        Summit Capital Appreciation Fund
                              A Limited Partnership
                             900 Second Avenue South
                                    Suite 500
                              Minneapolis, MN 55402
                                  May 27, 1999

PERSONAL & CONFIDENTIAL

Mr. John L. Bakane
President and Chief Executive Officer
Cone Mills Corporation
Cone Corporate Center
3101 North Elm Street
Greensboro, NC 27415-6540

Dear John:

         Over the past several months, our investment group has become convinced that the securities markets are unlikely in the foreseeable future to recognize the full enterprise value of Cone Mills. In our view, the market's inability to appropriately value Cone Mills will inhibit its future growth. As a corollary, your shareholders are unlikely to obtain returns that could be achieved through investment opportunities that more closely mirror overall market performance. As you and I have discussed on several occasions, we believe that the textile industry in general and Cone Mills in particular have not benefited from public ownership. We and our advisors believe that a transaction that would permit the Company to revert to private ownership would be a very substantial benefit to the Company, its management and employees and will provide liquidity to all of your shareholders at a value that will provide a significant premium over the current market capitalization of the Company.

         When we last discussed this subject, you indicated that you would not be prepared to further discuss this subject in the absence of a specific proposal and until the major components of your restructuring plan were in place. As a next step before making a formal proposal, I thought it appropriate to summarize the terms and benefits of a possible transaction. Given the importance of the matters discussed in this letter, I ask that you share this letter with members of your Board.

         PRICE. We are prepared to discuss with you a transaction whereby public shareholders of the Company would receive $8.25 per share in cash. We believe this price would be very attractive to your shareholders, representing a 37.5% premium over the closing price of your common stock on May 26th 1999. We may consider a greater consideration if justified by our due diligence review.

         FORM. The form of the transaction would be subject to negotiation, but in any event would be structured to comply with Cone Mills Restated Articles of Incorporation and Bylaws. Current management of the Company and the Company's employees through the 401K program would remain shareholders of the surviving entity together with our group. The preferred stock also would remain in place. Based upon current information, we understand that approximately 4,100,000 common shares are owned by management and employees directly or through the 401K program. Our group owns approximately 2,800,000 common shares. We are prepared to inject sufficient additional capital to equalize ownership with employees and management. This would leave approximately 17,200,000 shares to be acquired from the remaining shareholders.

         CONTINUITY OF MANAGEMENT AND OPERATIONS. We envision that your management would remain in place. In our transaction, all employment agreements, benefit plans and other commitments to employees, including your stock option plan and 401K plan, would remain in place and would be fully respected. The Board of Directors would be equally divided between management and employees on the one hand and our group on the other hand.

         FINANCING. Our advisors, Dougherty Financial, Inc. and its affiliate, Dougherty Funding, LLC have provided us with a letter in which they have expressed to us that they are highly confident of obtaining financing for the transaction sufficient to replace existing bank debt and to pay shareholders. We have conducted an extensive analysis of Cone Mills based on publicly available information and have concluded that the additional debt incurred as a result of the transaction could be adequately serviced from the Company's cash flow from operations without consideration of any asset sales. Obviously, asset sales could significantly improve the Company's balance sheet, but would not be a prerequisite to the transaction.

         BENEFITS OF THE TRANSACTION. As discussed above, we believe this transaction affords your existing shareholders with a substantial premium over the current market capitalization of the Company. Presently, your largest shareholders do not have a ready exit strategy. This lack of liquidity is unlikely to change in the foreseeable future. We believe that the risks and rewards associated with a continuing equity interest in the Company should be shouldered by your most substantial investors and those having the greatest stake in the Company's future, i.e. management, your employees and long-term investors. We further believe that our proposal is more likely to result in a long-term recognition of the true enterprise value of Cone Mills. We have substantial confidence in the ability of your management team to achieve these goals and we would like to participate with you as partners in that endeavor.

         While our proposal, when formally made, would be subject to confirmation through appropriate due diligence, we expect that such due diligence will confirm our view of Cone Mills and its prospects. Of course, we recognize that you will want to conduct a due diligence examination of our proposal. We also recognize that the proposal will, of course, be conditioned upon the negotiation of definitive agreements and your Board's conclusion that the transaction is fair from a financial standpoint to your shareholders.

         We strongly believe that this proposal does represent an extraordinary opportunity for your shareholders. We also believe that a privately owned Cone Mills will be able to achieve long-term benefits for its remaining shareholders that could not otherwise be achieved as a public corporation. We look forward to meeting with you and your Board of Directors to discuss presenting our proposal at your earliest convenience.

         We have made no public announcement relating to our proposal and we would hope to be able to discuss our ideas with you and your Board on a "confidential, non-public" basis. To that end, we and our advisors are prepared to meet with you as soon as possible. We request your response by no later than June 11, 1999.

         Please feel free to call me at the office (612) 376-7035 or at my home at [omitted].

         I look forward to hearing from you.

                                Very truly yours,

                               /s/ Marc H. Kozberg
                               ---------------------
                                 Marc H. Kozberg